Prospectus Supplement No. 4 (to Prospectus dated April 6, 2021)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-252082

Up to 186,636,064 Shares of Common Stock

Up to 24,353,356 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 1,842,106 Warrants

This prospectus supplement updates and supplements the prospectus dated April 6, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-252082). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 15, 2021 (the “Quarterly Report on Form 10-Q”). Accordingly, we have attached the Quarterly Report on Form 10-Q to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 24,353,356 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 1,842,106 shares of Common Stock that are issuable upon the exercise of 1,842,106 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Hennessy Capital Acquisition Corp. IV (“HCAC”) by the holders thereof and (ii) up to 22,511,250 shares of Common Stock that are issuable upon the exercise of 22,511,250 warrants (the “Public Warrants”) originally issued in the initial public offering of HCAC by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus of (i) up to 186,636,064 shares of Common Stock (including up to 1,842,106 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants and up to 11,428,482 shares of Common Stock issuable as Earnout Shares (as defined in the Prospectus)) and (ii) up to 1,842,106 Private Placement Warrants.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Public Warrants are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbols “GOEV” and “GOEVW,” respectively. On November 15, 2021, the closing price of our Common Stock was $8.45 and the closing price for our Public Warrants was $2.30.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒               QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

or

☐                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-38824

Canoo Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-1476189
(State or Oher Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

19951 Mariner Avenue, Torrance, California	90503
(Address of Principal Executive Offices)	(Zip code)

(424) 271-2144

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	GOEV	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	GOEVW	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

As of November 8, 2021, there were 238,630,287 shares of the registrant’s common stock, par value $0.0001 per share, issued and outstanding.

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q, including, without limitation, statements under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this Quarterly Report on Form 10-Q are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Forward-looking statements in this Quarterly Report on Form 10-Q may include, for example, statements about:

●	our ability to recognize the anticipated benefits of the business combination and proceeds from the concurrent private placement, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;
●	our financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;
●	changes in our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;
●	our product development timeline and expected start of production;
●	our manufacturing strategy, including with respect to a contract manufacturing partner and developing our owned facilities;
●	the implementation, market acceptance and success of our business model;
●	our ability to scale in a cost-effective manner;
●	developments and projections relating to our competitors and industry;
●	the impact of health epidemics or pandemics, including the COVID-19 pandemic, on our business and the actions we may take in response thereto;
●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
●	our future capital requirements and sources and uses of cash;
●	our ability to obtain funding for our future operations;
●	our business, expansion plans and opportunities; and
●	the outcome of any known and unknown litigation and regulatory proceedings.

These statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. Below is a summary of certain material factors that may make an investment in our common stock speculative or risky.

●	We may be unable to develop, or may experience increases in our capital expenditure associated with or delays in the development of our own manufacturing facilities and in the design, production and launch of our EVs, which could harm our business, prospects, financial condition and operating results.
●	We are an early stage company with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.
●	We may be unable to adequately control the costs associated with our operations.
●	We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.
●	Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.
●	Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders’ equity or introduce covenants that may restrict our operations or our ability to pay dividends.
●	Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.
●	We previously identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
●	If we fail to manage our growth effectively, we may not be able to design, develop, manufacture, market and launch our electric vehicles ("EVs") successfully.
●	Our ability to develop and manufacture EVs of sufficient quality and appeal to customers on schedule and on a large scale is unproven and still evolving.
●	We have no experience to date in high volume manufacture of our EVs, and when we manufacture, we will be manufacturing at least in part with a contract manufacturing partner with whom we have not previously worked.
●	We will depend initially on revenue generated from a single EV model and in the foreseeable future will be significantly dependent on a limited number of models.
●	We may fail to attract new customers in sufficient numbers or at sufficient rates or at all or to retain existing customers.
●	Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells, could harm our business.
●	A consumer subscription model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating the impact of a subscription model on our business, operating results and future prospects difficult. In addition, the novel approach of offering a subscription directly from an OEM may never achieve the level of market acceptance necessary to achieve profitability.
●	We face legal, regulatory and legislative uncertainty in how our go-to-market models will be interpreted under existing and future law and we may be required to adjust our consumer business model in certain jurisdictions as a result.
●	We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.
●	The automotive market is highly competitive, and we may not be successful in competing in this industry.

Importantly, the summary above does not address all the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized herein, as well as other risks and uncertainties that we face, can be found under Part II, Item IA, “Risk Factors” in this Quarterly Report on Form 10-Q and Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 31, 2021. The above summary is qualified in its entirety by those more complete discussions of such risks and uncertainties. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Quarterly Report on Form 10-Q. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report on Form 10-Q, those results or developments may not be indicative of results or developments in subsequent periods.

Unless otherwise stated in this Quarterly Report on Form 10-Q or the context otherwise requires, and regardless of capitalization, references to:

●	“Business Combination” refers to the Company’s merger consummated on December 21, 2020 pursuant to that certain Merger Agreement and Plan of Reorganization, dated August 17, 2020, by and among HCAC, HCAC IV First Merger Sub, Ltd., an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of HCAC, EV Global Holdco LLC (f/k/a HCAC IV Second Merger Sub, LLC), a Delaware limited liability company and a direct, wholly owned subsidiary of HCAC, and Canoo Holdings Ltd., an exempted company incorporated with limited liability in the Cayman Islands.
●	“common stock” are to our common stock, $0.0001 par value per share;
●	“Company,” “our Company” “we” or “us” are to Canoo Inc. following completion of the Business Combination in December 2020;
●	“HCAC” means the special purpose acquisition company, Hennessy Capital Acquisition Corp. IV;
●	“Legacy Canoo” means Canoo Holdings Ltd. prior to completion of the Business Combination in December 2020;
●	“management” or our “management team” are to our officers and directors;

●	“private placement warrants” are to warrants sold to certain initial purchasers as part of the private placement that occurred simultaneously with the completion of HCAC’s initial public offering, which are not-redeemable so long as they are held by the initial purchasers of the warrants or their permitted transferees; and
●	“public warrants” are to our redeemable warrants sold as part of the units in HCAC’s initial public offering (whether they were purchased in our initial public offering or thereafter in the open market) and to any private placement warrants that are sold to third parties that are not initial purchasers of the warrants or their permitted transferees or otherwise voluntarily converted by their holder.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

CANOO INC.

Condensed Consolidated Balance Sheets
(in thousands, except par values) (unaudited)

	September 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$414,904	$702,422
Restricted cash	1,410	—
Prepaids and other current assets	14,546	6,463
Total current assets	430,860	708,885
Property and equipment, net	140,867	30,426
Operating lease right-of-use assets	14,501	12,913
Other assets	28,319	1,246
Total assets	$614,547	$753,470

Liabilities and stockholders' equity
Liabilities
Current liabilities
Accounts payable	$63,322	$17,243
Accrued expenses and other current liabilities	43,388	10,625
Total current liabilities	106,710	27,868
Contingent earnout shares liability	32,337	133,503
Private placement warrants liability	—	6,613
Operating lease liabilities	14,032	13,262
Long-term debt	—	6,943
Other long-term liabilities	—	39
Total liabilities	153,079	188,228

Commitments and contingencies (Note 8)

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000 authorized, no shares issued and outstanding at September 30, 2021 and December 31, 2020	—	—
Common stock, $0.0001 par value; 500,000 authorized; 237,603 and 235,753 issued and outstanding at September 30, 2021 and December 31, 2020, respectively	24	24
Additional paid-in capital	1,015,461	910,579
Accumulated deficit	(554,017)	(345,361)
Total stockholders’ equity	461,468	565,242
Total liabilities and stockholders’ equity	$614,547	$753,470

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANOO INC.

Condensed Consolidated Statements of Operations (in thousands, except per share values)

Three and Nine Months Ended September 30, 2021 (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Revenue	$—	$2,550	$—	$2,550

Costs and Operating Expenses
Cost of revenue, excluding depreciation	—	670	—	670
Research and development expenses, excluding depreciation	59,387	18,923	158,033	52,858
Selling, general and administrative expenses, excluding depreciation	45,510	8,405	144,072	15,897
Depreciation	2,109	1,738	6,317	5,179
Total costs and operating expenses	107,006	29,736	308,422	74,604
Loss from operations	(107,006)	(27,186)	(308,422)	(72,054)

Other (expense) income
Interest income (expense)	33	(1,094)	79	(10,465)
Gain on extinguishment of debt	—	5,045	—	5,045
Gain on fair value change in contingent earnout shares liability	25,764	—	101,166	—
Loss on fair value change in private placement warrants liability	—	—	(1,639)	—
Other income (expense), net	334	(155)	160	(47)
Loss before income taxes	(80,875)	(23,390)	(208,656)	(77,521)
Provision for income taxes	—	—	—	—
Net loss and comprehensive loss	$(80,875)	$(23,390)	$(208,656)	$(77,521)

Per Share Data:
Net loss per share, basic and diluted	$(0.35)	$(0.20)	$(0.92)	$(0.82)

Weighted-average shares outstanding, basic and diluted	228,477	116,293	226,747	94,058

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANOO INC.

Condensed Consolidated Statement of Stockholders’ Equity (in thousands)

Three and Nine Months Ended September 30, 2021 (unaudited)

			Additional		Total
	Common stock		paid-in	Accumulated	stockholders’
	Shares	Amount	capital	deficit	Equity
Balance as of December 31, 2020	235,753	$24	$910,579	$(345,361)	$565,242
Proceeds from exercise of public warrants	597	—	6,867	—	6,867
Repurchase of unvested shares – forfeitures	(118)	—	(2)	—	(2)
Issuance of shares for restricted stock units vested	1,230	—	—	—	—
Issuance of shares upon exercise of vested stock options	37	—	—	—	—
Stock-based compensation	—	—	45,146	—	45,146
Conversion of private placement warrants to public warrants	—	—	8,252	—	8,252
Net loss and comprehensive loss	—	—	—	(15,227)	(15,227)
Balance as of March 31, 2021	237,499	$24	$970,842	$(360,588)	$610,278
Repurchase of unvested shares – forfeitures	(56)	—	(2)	—	(2)
Issuance of shares for restricted stock units vested	114	—	—	—	—
Issuance of shares upon exercise of vested stock options	6	—	—	—	—
Stock-based compensation	—	—	25,514	—	25,514
Net loss and comprehensive loss	—	—	—	(112,554)	(112,554)
Balance as of June 30, 2021	237,563	$24	$996,354	$(473,142)	$523,236
Proceeds from exercise of public warrants	1	—	12	—	12
Repurchase of unvested shares – forfeitures	(391)	—	(3)	—	(3)
Issuance of shares for restricted stock units vested	418	—	—	—	—
Issuance of shares upon exercise of vested stock options	12	—	—	—	—
Stock-based compensation	—	—	19,098	—	19,098
Net loss and comprehensive loss	—	—	—	(80,875)	(80,875)
Balance as of September 30, 2021	237,603	$24	$1,015,461	$(554,017)	$461,468

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANOO INC.

Condensed Consolidated Statement of Stockholders’ Deficit (in thousands)

Three and Nine Months Ended September 30, 2020 (unaudited)

			Additional		Total
	Common stock		paid-in	Accumulated	stockholders’
	Shares	Amount	capital	deficit	deficit
Balance as of December 31, 2019	108,838	$11	$202,796	$(258,675)	$(55,868)
Issuance of shares upon exercise of unvested share options	424	—	—	—	—
Exchange and gain on extinguishment of related party convertible debt	—	—	8,264	—	8,264
Stock-based compensation	—	—	389	—	389
Net loss and comprehensive loss	—	—	—	(30,890)	(30,890)
Balance as of March 31, 2020	109,262	$11	$211,449	$(289,565)	$(78,105)
Repurchase of shares – forfeitures	(3,127)	—	(25)	—	(25)
Stock-based compensation	—	—	351	—	351
Net loss and comprehensive loss	—	—	—	(23,241)	(23,241)
Balance as of June 30, 2020	106,135	$11	$211,775	$(312,806)	$(101,020)
Repurchase of shares – forfeitures	(293)	—	(2)	—	(2)
Exchange and gain on extinguishment of related party convertible debt	—	—	36,521	—	36,521
Stock-based compensation	—	—	319	—	319
Net loss and comprehensive loss	—	—	—	(23,390)	(23,390)
Balance as of September 30, 2020	105,842	$11	$248,613	$(336,196)	$(87,572)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANOO INC.

Condensed Consolidated Statements of Cash Flows (in thousands)

Nine Months Ended September 30, 2021 and 2020 (unaudited)

	Nine months ended
	September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(208,656)	$(77,521)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,317	5,179
Non-cash operating lease expense	774	471
Loss on the disposal of property and equipment	—	9
Debt discount amortization	—	2,590
Gain on extinguishment of debt	—	(5,045)
Stock-based compensation	89,758	1,059
Gain on fair value in contingent earnout shares liability	(101,166)	—
Loss on fair value change in private placement warrants liability	1,639	—
Changes in operating assets and liabilities:
Prepaids and other current assets	(8,915)	(3,186)
Other assets	(939)	726
Accounts payable	23,920	1,082
Accrued interest expense	—	7,927
Accrued expenses and other current liabilities	16,647	1,618
Net cash used in operating activities	(180,621)	(65,091)

Cash flows from investing activities:
Purchases of property and equipment	(73,976)	(1,209)
Prepayment to VDL Nedcar	(26,134)	—
Net cash used in investing activities	(100,110)	(1,209)

Cash flows from financing activities:
Proceeds from related party convertible debt	—	90,000
Proceeds from convertible debt	—	90,500
Loan advance	—	7,017
Repayments on loan advance	—	(57)
Proceeds from issuance of shares	—	3
Repurchase of restricted shares	—	(27)
Proceeds from exercise of public warrants	6,879	—
Repurchase of unvested shares	(7)	—
Payment of offering costs	(5,306)	(1,307)
Repayment of PPP loan	(6,943)	—
Net cash (used in) provided by financing activities	(5,377)	186,129
Net (decrease) increase in cash, cash equivalents, and restricted cash	(286,108)	119,829

Cash, cash equivalents, and restricted cash
Cash, cash equivalents, and restricted cash, beginning of period	702,422	29,507
Cash, cash equivalents, and restricted cash, end of period	$416,314	$149,336

Reconciliation of cash, cash equivalents, and restricted cash to the condensed consolidated balance sheets
Cash and cash equivalents at end of period	$414,904	$148,836
Restricted cash at end of period	1,410	500
Total cash, cash equivalents, and restricted cash at end of period shown in the condensed consolidated statements of cash flows	$416,314	$149,336

Supplemental non-cash investing and financing activities
Acquisition of property and equipment included in current liabilities	$46,774	$4,137
Offering costs included in accounts payable	$8,001	$—
Offering costs included in accrued and other current liabilities	$—	$2,254
Recognition of operating lease right-of-use asset	$2,362	$—
Conversion of private placement warrants to public warrants	$8,252	$—
Exchange of convertible debt	$—	$291,309
Gain on extinguishment of related party convertible debt recorded in additional paid-in capital	$—	$44,785
Issuance of long-term debt in exchange for loan advance	$—	$7,017

Supplemental disclosures of cash flow information
Cash paid for interest	$60	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

CANOO INC.

Notes to Condensed Consolidated Financial Statements

(dollars in thousands, unless otherwise stated) (unaudited)

1. Organization and Business

Canoo Inc. (“Canoo” or the “Company”) is a mobility technology company with a mission to bring electric vehicles (“EVs”) to everyone. The Company has developed a breakthrough EV platform that it believes will enable it to rapidly innovate, and bring new products addressing multiple use cases to market faster than its competition and at lower cost.

Business Combination

On December 21, 2020 (the “Closing Date”), Hennessy Capital Acquisition Corp. IV (“HCAC”) consummated the previously announced merger pursuant to that certain Merger Agreement and Plan of Reorganization, dated August 17, 2020 (the “Merger Agreement”), by and among HCAC, HCAC IV First Merger Sub, Ltd., an exempted company incorporated with limited liability in the Cayman Islands and a direct, a wholly owned subsidiary of HCAC (“First Merger Sub”), EV Global Holdco LLC (f/k/a HCAC IV Second Merger Sub, LLC), a Delaware limited liability company and a direct, wholly owned subsidiary of HCAC (“Second Merger Sub”), and Canoo Holdings Ltd., an exempted company incorporated with limited liability in the Cayman Islands (“Legacy Canoo”). Pursuant to the terms of the Merger Agreement, a business combination between HCAC and Legacy Canoo was effected through the merger of (a) First Merger Sub with and into Legacy Canoo, with Legacy Canoo surviving as a wholly-owned subsidiary of HCAC (Legacy Canoo, in its capacity as the surviving corporation of the merger, the “Surviving Corporation”) and (b) the Surviving Corporation with and into Second Merger Sub, with Second Merger Sub being the surviving entity, which ultimately resulted in Legacy Canoo becoming a wholly-owned direct subsidiary of HCAC (all transactions collectively, the “Business Combination”).

On the Closing Date, and in connection with the closing of the Business Combination, HCAC changed its name to Canoo Inc. and the Company’s common stock began trading on The Nasdaq Global Select Market under the ticker symbol GOEV.

The financial statements included in this report reflect (i) the historical operating results of Legacy Canoo prior to the Business Combination; (ii) the combined results of HCAC and Legacy Canoo following the closing of the Business Combination; (iii) the assets and liabilities of Legacy Canoo at their historical cost; and (iv) the Company’s equity structure for all periods presented.

Recent Developments

On June 16, 2021, the Company and VDL Nedcar B.V. (“VDL Nedcar”) entered into a binding term sheet for vehicle contract manufacturing (the “Term Sheet”). On July 1, 2021, the Company made a $30.4 million pre-payment to VDL Nedcar pursuant to the Term Sheet, which was classified as an investing outflow in the accompanying condensed statement of cash flows. During the three months ended September 30, 2021, VDL Nedcar utilized $4.3 million of the prepayment to purchase property and equipment on behalf of the Company.  The remaining $26.1 million is classified as a long-term asset in Other Assets in the accompanying condensed consolidated balance sheet as of September 30, 2021.

2. Basis of Presentation and Summary of Significant Accounting Policies

These unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States (“GAAP”) for interim reporting. Accordingly, certain notes or other information that are normally required by GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in connection with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2020 (“Annual Report on Form 10-K”). Results of operations reported for interim periods are not necessarily indicative of results for the entire year. In the opinion of management, the Company has made all adjustments necessary to present fairly its condensed consolidated financial statements for the periods presented. Such adjustments are of a normal, recurring nature. The Company’s financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The accompanying unaudited condensed consolidated financial statements include the results of the Company and its subsidiaries. The Company’s comprehensive loss is the same as its net loss.

Except for any updates below, no material changes have been made to the Company’s significant accounting policies disclosed in Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of the Annual Report on Form 10-K.

Retroactive Application of Recapitalization

The Business Combination on December 21, 2020 was accounted for as a recapitalization of equity structure. Pursuant to GAAP, the Company retrospectively recasted the weighted-average shares included within its condensed consolidated statements of operations for the three and nine months ended September 30, 2020. Legacy Canoo redeemable convertible preference shares – Angel Series (“Angel Shares”) and Legacy Canoo redeemable convertible preference shares – Seed Series (“Seed Shares”) were converted to Legacy Canoo A series redeemable convertible preference shares and later were exchanged into Legacy Canoo ordinary shares. The basic and diluted weighted-average Legacy Canoo ordinary shares are retroactively converted to shares of the Company’s common stock to conform to the recasted condensed consolidated statements of stockholders' equity (deficit). The following table summarizes the weighted-average common stock of the Company, basic and diluted for the three and nine months ended September 30, 2020 after factoring all retroactive application of recapitalization.

			12/21/20				Weighted
			Merger	Recapitalized	Days		Average
		As	Conversion	Common	Outstanding	% of	Common
Date	Description	Calculated	Ratio	Stock	in 2020	weighting	Shares
3 months ended 9/30/2020	Weighted-average shares, basic and diluted	8,997,164	1.24	11,151,398		100%	11,151,398

12/31/2018	Angel Shares			51,316,627	92	100%	51,316,627

3/4/2019	Seed Shares			11,107,496	92	100%	11,107,496

5/6/2019	Seed Shares			11,107,495	92	100%	11,107,495

8/16/2020	Convertible Debt			63,219,362	46	50%	31,609,681

							116,292,697

			12/21/20				Weighted
		As	Merger	Recapitalized	Days		Average
		Previously	Conversion	Common	Outstanding	% of	Common
Date	Description	Reported	Ratio	Stock	in 2020	weighting	Shares
9 months ended 9/30/2020	Weighted-average shares, basic and diluted	7,997,527	1.24	9,912,414		100%	9,912,414

12/31/2018	Angel Shares			51,316,627	274	100%	51,316,627

3/4/2019	Seed Shares			11,107,496	274	100%	11,107,496

5/6/2019	Seed Shares			11,107,495	274	100%	11,107,495

8/16/2020	Convertible Debt			63,219,362	46	17%	10,613,470

							94,057,501

COVID-19

Beginning in the first quarter of 2021, there has been increasing availability and administration of vaccines against COVID-19 in many parts of the world, as well as an easing of restrictions on social, business, travel and government activities and functions. On the other hand, virus variants, infection rates and regulations continue to fluctuate in various regions and there are ongoing global impacts resulting from the pandemic, including challenges and increases in costs for logistics and supply chains and intermittent supplier delays. The Company has also previously been affected by temporary facility closures, employment and compensation adjustments, and impediments to administrative activities supporting its product research and development.

Ultimately, the Company cannot predict the duration or severity of the COVID-19 pandemic or any variant thereof. The Company will continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve its business as appropriate. To do this, the Company plans to project demand and infrastructure requirements globally and to deploy its workforce and other resources accordingly.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which provides a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurement. Fair value represents the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses the following hierarchy in measuring the fair value of the Company’s assets and liabilities, focusing on the most observable inputs when available:

●	Level 1 Quoted prices in active markets for identical assets or liabilities.
●	Level 2 Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active for identical or similar assets and liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 Valuations are based on inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis as required by ASC 820, by level, within the fair value hierarchy as of September 30, 2021 and December 31, 2020 (in thousands):

	September 30, 2021
	Fair Value	Level 1	Level 2	Level 3
Assets
Money Market Funds	$416,314	$416,314	$—	$—

Liability
Contingent earnout shares liability	$32,337	$—	$—	$32,337

	December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
Assets
Money Market Funds	$702,422	$702,422	$—	$—

Liability
Contingent earnout shares liability	$133,503	$—	$—	$133,503
Private placement warrants liability	$6,613	$—	$6,613	$—

As described in Note 8, in connection with the Company’s agreement with Panasonic, there is a standby letter of credit of $0.8 million at September 30 2021 which is included in restricted cash. The letter of credit has a two-year term and will not be drawn upon unless the Company fails to make its invoice payments. Further, as of September 30, 2021, the company had $0.6 million in refundable customer deposits included in restricted cash.

As described in Note 11, the Company has a contingent obligation to issue 15.0 million shares of the Company’s common stock to certain stockholders and employees upon the achievement of certain market share price milestones within specified periods following the Business Combination (the “Earnout Shares”). Upon the occurrence of a bankruptcy or liquidation, any unissued Earnout Shares would be fully issued regardless of whether the share price target has been met.

The Earnout Shares are accounted for as a contingent liability and its fair value is determined using Level 3 inputs, since estimating the fair value of this contingent liability requires the use of significant and subjective inputs that may and are likely to change over the duration of the liability with related changes in internal and external market factors. The tranches were valued using the Monte Carlo simulation of the stock prices based on historical and implied market volatility of a peer group of public companies.

Additionally, as described in Note 13, the private placement warrants that were outstanding were converted to public warrants on March 2, 2021. The private placement warrants were accounted for as a liability and its fair value is determined using Level 2 inputs, since the Company’s public warrants are actively traded and the Company’s private placement warrants have terms and provisions that are identical to those of the public warrants.

Following is a summary of the change in fair value of contingent Earnout Shares liability and private placement warrants liability for the nine months ended September 30, 2021 (in thousands).

Earnout Shares Liability

Beginning fair value at December 31, 2020	$133,503
Change in fair value during the period	(101,166)
Ending fair value at September 30, 2021	$32,337

Private Placement Warrants Liability

Beginning fair value at December 31, 2020	$6,613
Change in fair value during the period	1,639
Conversion of private placement warrants to public warrants	(8,252)
Ending fair value at September 30, 2021	$—

3.    Immaterial correction of prior period financial statements

Subsequent to issuance of the Company’s Annual Report on Form 10-K for the year-ended December 31, 2020, on April 12, 2021, the SEC Division of Corporation of Finance released Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). Upon review and analysis of the Statement, management determined that the Company’s private placement warrants issued in connection with HCAC's IPO on March 5, 2019 do not meet the scope exception from derivative accounting prescribed by ASC 815-40, Contracts in Entity’s Own Equity. Accordingly, the private placement warrants should have been recognized by the Company at fair value as of the Closing Date and classified as a liability, rather than equity in the Company’s previously reported consolidated balance sheet as of December 31, 2020. Thereafter, the change in fair value of the outstanding private placement warrants should have been recognized as a gain (loss) within other (expense) income each reporting period in the Company’s consolidated statement of operations. The fair value of the private placement warrants as of the Closing Date on December 21, 2020 and December 31, 2020 amounted to $9.7 million and $6.6 million, respectively. The change in fair value from the Closing Date through December 31, 2020 amounted to a gain of $3.1 million.

The impact of the misstatement as of December 31, 2020 resulted in an understatement of the private placement warrants liability of $6.6 million, and an overstatement of accumulated deficit and additional paid-in capital of $3.1 million and $9.7 million, respectively.

Accordingly, management is correcting the relevant financial statements and related footnotes as of December 31, 2020 within these condensed consolidated financial statements. Management has evaluated the materiality of these misstatements based on an analysis of quantitative and qualitative factors and concluded they were not material to the prior period financial statements, individually or in aggregate.

The following tables reflect the impact of the immaterial correction on the Company’s previously reported consolidated balance sheet as of December 31, 2020 (in thousands):

	As of December 31, 2020
	As Previously	Warrants
	Reported	Adjustments	As Corrected
Consolidated Balance Sheet
Private placement warrants liability	—	6,613	6,613
Total liabilities	181,615	6,613	188,228

Stockholders' equity (deficit)
Additional paid in capital	920,324	(9,745)	910,579
Accumulated deficit	(348,493)	3,132	(345,361)
Total stockholders' equity (deficit)	571,855	(6,613)	565,242

4. Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board (“FASB”), in the form of Accounting Standards Updates (“ASUs”), to the FASB’s Accounting Standards Codification.

The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have immaterial impact on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06 Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The objective of the amendments in this ASU is to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments in this ASU reduce the number of accounting models for convertible debt instruments and redeemable convertible preference shares. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods therein. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on the consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options ("ASU No. 2021-04"). This ASU provides a principles-based framework for issuers to account for a modification or exchange of freestanding equity-classified written call options. The provisions of the ASU are effective for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on the consolidated financial statements.

5. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
Machinery and equipment	$14,823	$15,292
Computer hardware	4,458	2,464
Computer software	7,409	5,159
Vehicles	298	63
Furniture and fixtures	740	519
Leasehold improvements	14,932	14,559
Construction-in-progress	117,437	5,283
	160,097	43,339
Less: Accumulated depreciation	(19,230)	(12,913)
Property and equipment, net	$140,867	$30,426

Construction-in-progress is primarily related to the development of manufacturing lines as well as equipment and tooling necessary in the production of the Company’s vehicles. Completed tooling assets will be transferred to their respective asset classes and depreciation will begin when an asset is ready for its intended use. As of September 30, 2021, manufacturing has not begun and therefore no depreciation on tooling has been recognized to date.

Depreciation expense for property and equipment was $2.1 million and $6.3 million for the three and nine months ended September 30, 2021, respectively. Depreciation expense for property and equipment was $1.7 million and $5.2 million for the three and nine months ended September 30, 2020, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
Accrued property and equipment purchases	$16,132	$3,992
Accrued research and development purchases	8,831	2,420
Accrued professional fees	11,914	1,386
Other accrued expenses	6,511	2,827
Total accrued expenses	$43,388	$10,625

7. Long-term debt

On July 7, 2020, Legacy Canoo entered into a promissory note for loan proceeds under the Paycheck Protection Program (the “PPP”) (the “PPP Loan”) administered by the Small Business Administration (“SBA”) established under Division A, Title I of the CARES Act. Loan advance proceeds were received by the Company in April 2020, and therefore were accounted for as a financing cash inflow in the condensed consolidated statement of cash flows for the nine months ended September 30, 2020.

The PPP provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the business, subject to certain limitations. The Company used the PPP Loan proceeds for purposes consistent with the provisions of the PPP. On May 14, 2021, the Company repaid its PPP Loan in full, which was accounted for as a financing cash outflow in the condensed consolidated statement of cash flows for the nine months ended September 30, 2021.

8. Commitments and Contingencies

Commitments

Refer to Note 9 for information regarding operating lease commitments.

In connection with the Company’s Sales Agreement (the “Sales Agreement”) with Panasonic Industrial Devices Sales Company of America, a Division of Panasonic Corporation of America (“PIDSA”) and Sanyo Electric Co. Ltd., acting through its Mobility Energy Business Division (“SANYO”, and together with PIDSA, “Panasonic”), there is a standby letter of credit of $0.8 million as of September 30, 2021. This letter of credit will not be drawn upon unless the Company fails to make its invoice payments.

Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief.

On April 2, 2021 and April 9, 2021, the Company was named as a defendant in putative class action complaints filed in California on behalf of individuals who purchased or acquired shares of the Company’s stock during a specified period. Through the complaint, plaintiffs are seeking, among other things, compensatory damages. On June 25, 2021, the Company was named as a nominal defendant in a stockholder derivative complaint filed in Delaware. Through the stockholder derivative complaint, the plaintiff is asserting claims against certain of the Company’s current and former officers and directors and seeking, among other things, damages. The final determinations of liability arising from these litigation matters will only be made following comprehensive investigations and litigation processes.

In addition, on April 29, 2021, the SEC’s Division of Enforcement advised that it has opened an investigation related to, among other things, HCAC’s initial public offering, HCAC’s merger with the Company and the concurrent

PIPE offering, historical movements in the Company, the Company’s operations, business model, revenues, revenue strategy, customer agreements, earnings, and other related topics, along with the recent departures of certain of the Company’s officers. The SEC has informed the Company that its current investigation is a fact-finding inquiry. The SEC has also informed the Company that the investigation does not indicate that it has concluded that anyone has violated the law, and does not indicate that it has a negative opinion of any person, entity or security. We are providing the requested information and cooperating fully with the SEC investigation.

At this time, the Company does not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, including the matters referenced above, to be material to the Company’s business or likely to result in a material adverse effect on its future operating results, financial condition or cash flows should such proceedings be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company provided indemnifications to certain of its officers and employees with respect to claims filed by a former employer.

9. Operating Leases

On February 28, 2018, Legacy Canoo, via a wholly owned subsidiary, entered into a lease for an office facility in Torrance, California (“Torrance lease”) with an entity controlled by certain investors of Legacy Canoo, which was assigned to another entity controlled by certain investors of Legacy Canoo on April 30, 2018. The original lease term is 15 years and commenced on April 30, 2018. During the first quarter of 2021, the Company entered into a separate lease for an office facility in Justin, Texas (“Justin lease”) with an entity controlled by the Executive Chairman and Chief Executive Officer of the Company. The original lease term is 5 years 3 months, commencing on January 1, 2021. Effective July 30, 2021, the Company amended its Justin lease to extend the leased square footage for the duration of the arrangement term. The Torrance and Justin leases (collectively referred to herein as the “leases”) contain a 3% per annum escalation clause.

In June 2021, the Torrance lease property was sold to a non-related party lessor. The change in lessor did not impact the terms and conditions of the Torrance lease. As such, payments made to the new landlord after June 2021 will not be considered as a related party lease expense.

The Torrance lease and Justin lease contain the option to extend the terms of the leases for two additional 60-month periods and one additional 60-month period, respectively, commencing when the prior term expires. At the  inception of each of the leases, it was not reasonably certain we would exercise any of the options to extend the term of the leases. There were no changes to that assessment as of September 30, 2021.

The Company has determined that the leases do not effectively transfer control of the underlying facilities to the Company based on the lease terms and, accordingly, the Company has classified the leases as operating leases. As such, the rent and property taxes are expensed on a straight-line basis in the condensed consolidated statements of operations.

Related party lease expense related to these leases was $0.1 million and $1.2 million for the three and nine months ended September 30, 2021, respectively. Related party lease expense related to these operating leases was $0.4 million and $1.3 million for the three and nine months ended September 30, 2020, respectively.

The weighted average remaining lease term at September 30, 2021 and December 31, 2020 was 10.9 years and 12.3 years, respectively.

Maturities of the Company’s operating lease liabilities at September 30, 2021 were as follows (in thousands):

Operating
Lease
2021 (excluding the nine months ended September 30, 2021)	$467
2022	1,909
2023	1,966
2024	2,025
2025	2,085
Thereafter	14,194
Total lease payments	22,646
Less: imputed interest(1)	7,852
Present value of operating lease liabilities	14,794
Current portion of operating lease liabilities(2)	762
Operating lease liabilities, net of current portion	$14,032

(1)	Calculated using the incremental borrowing rate
(2)	Included within Accrued expenses and other current liabilities line item on the Condensed Consolidated Balance Sheet.

10. Related Party Transactions

On November 25, 2020, Legacy Canoo entered into an agreement, which remains in effect, with Tony Aquila, Executive Chairman and Chief Executive Officer (“CEO”) of the Company, to reimburse Mr. Aquila for certain air travel expenses based on certain agreed upon criteria (“aircraft reimbursement”). The total aircraft reimbursement to Mr. Aquila for the use of an aircraft owned by Aquila Family Ventures, LLC (“AFV”), an entity controlled by Mr. Aquila, for the purposes related to the business of the Company was approximately $0.5 million and $1.5 million for the three and nine months ended September 30, 2021, respectively.

11. Contingent Earnout Shares Liability

As part of the Business Combination, certain stockholders and employees are entitled to additional consideration in the form of Earnout Shares of the Company’s common stock to be issued when the Company’s common stock’s price achieves certain market share price milestones within specified periods following the Business Combination on December 21, 2020. The Earnout Shares do not have employment requirement and will be issued in tranches based on the following conditions:

1.	If the closing share price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within any consecutive 30-trading day period prior to the two-year anniversary of the Closing Date (“$18 Milestone”), then the Company is required to issue an aggregate of 5.0 million shares of its common stock to holders with the contingent right to receive Earnout Shares. These Earnout Shares may instead be issued in the event of a Change of Control (as defined in the Merger Agreement) prior to the two-year anniversary of the Closing Date if the per share consideration in such transaction is at least $18.
2.	If the closing share price of the Company’s common stock equals or exceeds $25.00 per share for any 20 trading days within any consecutive 30-trading day period prior to the four-year anniversary of the Closing Date (“$25 Milestone”), then the Company is required to issue an aggregate of 5.0 million shares of its common stock to holders with the contingent right to receive Earnout Shares. These Earnout Shares may instead be issued in the event of a Change of Control (as defined in the Merger Agreement) prior to the four-year anniversary of the Closing Date if the per share consideration in such transaction is at least $25.

3.	If the closing share price of the Company’s common stock equals or exceeds $30.00 per share for any 20 trading days within any consecutive 30-trading day period prior to the five-year anniversary of the Business Combination Closing Date (“$30 Milestone”), then the Company is required to issue an aggregate of 5.0 million shares of its common stock to holders with the contingent right to receive Earnout Shares. These Earnout Shares may instead be issued in the event of a Change of Control (as defined in the Merger Agreement) prior to the five-year anniversary of the Closing Date if the per share consideration in such transaction is at least $30.

Pursuant to the guidance under ASC 815, Derivatives and Hedging, the right to Earnout Shares was classified as a Level 3 fair value measurement liability, and the increase or decrease in the fair value during the reporting period is recognized as other expense or other income in the condensed consolidated statement of operations accordingly. The fair value of the Earnout Shares liability was estimated using the Monte Carlo simulation of the stock prices based on historical and implied market volatility of a peer group of public companies.

As of December 21, 2020, the initial fair value of the Earnout Shares liability was recognized at $248.9 million with a corresponding reduction from the additional paid-in capital in stockholders’ (deficit) equity. As of September 30, 2021 and December 31, 2020 the fair value of the Earnout Shares liability was estimated to be $32.3 million and $133.5 million, respectively. The Company recognized a gain on the fair value change in Earnout Shares liability of $25.8 million and $101.2 million as other income (expense) in its condensed consolidated statement of operations for the three and nine months ended September 30, 2021, respectively.

12. Stock-based Compensation

On the Closing Date of the Business Combination, the Legacy Canoo 2018 Employee Stock Option Plan (“Legacy Canoo 2018 Equity Plan”) was converted to the Company’s 2018 Employee Stock Option and Grant Plan (“2018 Equity Plan”) with the Legacy Canoo ordinary shares authorized for issuance pursuant to previously issued awards converted at the Exchange Ratio of 1.239434862 to the Company’s common stock and the exercise price per option and purchase price per restricted shares decreased proportionately by the same conversion ratio. See additional discussion on the retroactive application of recapitalization in Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of the Annual Report on Form 10-K.

Stock Options

Employees are eligible to be granted options to purchase shares of the Company’s common stock under the Company’s equity plans. All options granted will expire ten years from their date of issuance. Stock options granted generally vest 25% on the one-year anniversary of the date when vesting starts with the remaining balance vesting equally on a monthly basis over the subsequent three years. New shares are issued from authorized shares of common stock upon the exercise of stock options.

Under the 2018 Equity Plan, employees may exercise stock options prior to vesting. The Company has the right to repurchase any unvested (but issued) shares upon termination of service of an employee at the original exercise price. The consideration received for the early exercise of an option is considered to be a deposit and the related amount is recorded as a liability.

Restricted Stock Awards (“RSAs”)

The Company’s RSAs consist of restricted shares. From November 4, 2018 to May 6, 2019, Legacy Canoo sold restricted shares to its founders, which include certain investors, for a converted purchase price of $0.008 per share (the “Founder Restricted Shares”), with the following vesting conditions: 12.5% vest when the Legacy Canoo achieves $100 million in cumulative funding from inception (which condition was satisfied December 18, 2018, accordingly this portion of the 2019 awards was vested upon issuance); 37.5% vest ratably over a period of thirty-six months from December 18, 2018; and 50% vest on the date the Company starts commercial production of its first vehicle (“SOP”), which the Company determined was not probable of being met as of December 31, 2020.

On December 18, 2020, Legacy Canoo approved an amendment to change the SOP vesting goal of all eligible Founder Restricted Shares held by Legacy Canoo’s executives to time-based vesting with a merger trigger, which was satisfied on December 21, 2020. The investor-held Founder Restricted Shares’ SOP vesting goal was not amended. The amended time-based vesting of the SOP portion has a cliff vesting of 25% on March 18, 2020 with the remaining shares vesting quarterly over 36 months thereafter. The amendment was accounted for as a grant modification in December 2020.

The Company has an irrevocable, exclusive option to repurchase all or any portion of the unvested Founder Restricted Shares at the converted original per share purchase price for the shares upon termination or the cessation of services provided by the stockholder.

Restricted Stock Units (“RSUs”)

Under the 2020 Equity Incentive Plan, employees are compensated through various forms of equity, including RSUs. Each RSU represents a contingent right to receive one share of the Company’s common stock. During the three months ended September 30, 2021, no RSUs were granted. During the nine months ended September 30, 2021, 6,985,548 RSUs were granted, of which 998,994 vested immediately and the remainder subject to time-based vesting.

On May 14, 2021, the Company awarded 500,000 RSUs to the CEO. The RSUs vest in one-third increments on the first, second, and third anniversaries of the vesting commencement date, December 21, 2020, subject to continuous service.

Performance-Based Restricted Stock Units (“PSUs”)

PSUs represent the right to receive a share of the Company’s common stock if service, performance, and market conditions, or a combination thereof, are met over a defined period. PSUs that contain a market condition, such as stock price milestones, are subject to a Monte-Carlo simulation model to determine the grant date fair value by simulating a range of possible future stock prices for the Company over the performance period. The grant date fair value of the market condition PSUs is recognized as compensation expense over the greater of the Monte Carlo simulation model’s derived service period and the arrangement’s explicit service period, assuming both conditions must be met.

PSUs subject to performance conditions, such as operational milestones, are measured on the grant date, the total fair value of which is calculated as the product of the number of PSUs and the grant date stock price. Compensation expense for PSUs with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon measurement at the end of the performance period. The following PSUs were granted to the CEO in the second quarter of 2021, with a total grant date fair value of approximately $15.9 million:

●	During April 2021, in connection with the appointment of the CEO, the Company awarded 2,000,000 PSUs. The PSUs will vest in one-third increments based upon the achievement of certain stock price milestones during the performance period ending October 2025. In addition, the PSUs are subject to a service condition which requires continuous service through October 2023;

●	During May 2021, the Company awarded 1,703,828 PSUs. The PSUs vest based on the Company's achievement of certain specified stock price milestones over a three-year performance period ending May 2024, subject to continued service with the Company through the applicable vesting dates; and

●	During May 2021, the Company awarded 300,000 PSUs whereby vesting depends upon the occurrence of certain operational milestone events by May 2024.

As of grant date, the Company’s analysis determined that these operational milestone events are probable of achievement. The compensation expense recognized for the PSUs awarded to the CEO in the second quarter of 2021 was $1.8 million and $3.0 million for the three and nine months ended September 30, 2021, respectively.

The following table summarizes the Company’s stock-based compensation expense by line item for the three- and nine months ended periods presented in the condensed consolidated statements of operations (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Research and development	$5,810	$225	$22,634	$688
Selling, general and administrative	13,288	94	67,124	371
Total	$19,098	$319	$89,758	$1,059

The Company’s total unrecognized compensation cost as of September 30, 2021, was $59.6 million.

13. Warrants

As of September 30, 2021, the Company had 23,755,169 public warrants outstanding. Each public warrant entitles the registered holder to purchase one share of the Company’s common stock at a price of $11.50 per share, subject to adjustment. The public warrants will expire on the fifth anniversary of the Closing Date of the Business Combination, or earlier upon redemption or liquidation.

The Company may call the public warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days prior written notice of redemption; and
●	if, and only if, the last reported closing price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price.

On March 2, 2021, all of the private placement warrants were converted to public warrants. As noted in Note 3, the private placement warrants were accounted for as a liability until the private placement warrants were converted to public warrants. There were 1,061 and 598,175 public warrants exercised for the three and nine months ended September 30, 2021, respectively, for total proceeds of $6.9 million.

14. Net Loss per Share

The condensed consolidated statements of operations include the basic and diluted net loss per share.

The following table presents the potential shares that were excluded from the computation of diluted net loss per share, because their effect was anti-dilutive as follows (in thousands):

	September 30,
	2021	2020
Early exercise of unvested stock options	3,146	6,864
Options to purchase common stock	285	352
Restricted common stock shares	5,123	13,631
Restricted and performance stock units	15,086	5,555

15. Income Taxes

As the Company has not generated any taxable income since inception, the cumulative deferred tax assets remain fully offset by a valuation allowance, and no benefit from federal or state income taxes has been included in the condensed consolidated financial statements.

16. Subsequent Events

On October 6, 2021, the Company awarded 1,468,429 time-based RSUs equal to $10 million to Josette Sheeran, in connection with her appointment to President of the Company on July 26, 2021. The number of units awarded was based upon the fair market value of the Company’s common stock on October 4, 2021.

On October 19, 2021, the Company entered into the Sales Agreement effective October 15, 2021, with Panasonic for the supply of lithium-ion battery cells. The agreement stipulates an upfront non-refundable $30 million payment payable in tranches through March 2022 and provides for purchase commitments by the Company during an initial purchase period from August 2022 through December 2023.

On October 20, 2021, the Company entered into a lease for an office and research and development laboratory facility in Auburn Hills, Michigan, to facilitate the Company’s continued personnel growth and support strong supplier relationships in this region. The total minimum lease payments over the initial lease term of approximately 11 years is $12.7 million.

On November 4, 2021, the CEO was awarded 6,000,000 PSUs based on the Company's achievement of certain specified stock price milestones over a five-year performance period ending November 2026, subject to continued service with the Company through the applicable vesting dates.

The Company has analyzed its operations subsequent to September 30, 2021 through the date these financial statements were issued and has determined that it does not have any additional material subsequent events to disclose.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our results of operations and financial condition. This discussion and analysis should be read in conjunction with our condensed consolidated interim financial statements and the related notes contained elsewhere in this Quarterly Report on Form 10-Q. The statements in this discussion regarding expected and other production timelines, development of our own manufacturing facilities, industry trends, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2021 (the “Annual Report on Form 10-K”), Part II, Item IA. “Risk Factors” in this Quarterly Report on Form 10-Q  and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Canoo Inc. ("we," "us," "Canoo" or the "Company") is a Delaware corporation headquartered in Torrance, California. On December 21, 2020 (the “Closing Date”), Hennessy Capital Acquisition Corp. IV (“HCAC”) consummated its business combination with Canoo Holdings Ltd., an exempted company incorporated with limited liability in the Cayman Islands (“Legacy Canoo”) contemplated pursuant to that certain Merger Agreement and Plan of Reorganization, dated as of August 17, 2020 (the “Merger Agreement”), by and among HCAC, HCAC IV First Merger Sub, Ltd., an exempted company incorporated with limited liability in the Cayman Islands and a direct, a wholly owned subsidiary of HCAC, EV Global Holdco LLC (f/k/a HCAC IV Second Merger Sub, LLC), a Delaware limited liability company and a direct, wholly owned subsidiary of HCAC, and Legacy Canoo, which ultimately resulted in Legacy Canoo becoming a wholly-owned direct subsidiary of HCAC (the "Business Combination"). In connection with the closing of the Business Combination, HCAC changed its name to Canoo Inc. and we became a Nasdaq listed company.

We are a mobility technology company with a mission to bring EVs to everyone. We have developed a technology platform, referred to as the Multi-Purpose Platform or platform, built to be highly modular and to enable us to rapidly innovate, and bring new products addressing multiple use cases to market faster than our competition and at lower cost. Our Multi-Purpose Platform is a self-contained, fully-functional rolling chassis that directly houses all of the most critical components for operation of an EV. These include our in-house designed proprietary performance electric drivetrain, true steer-by-wire system, our low-profile suspension systems, our battery systems, our advanced vehicle control electronics and software and other critical components, all of which have been optimized for functional integration and versatility.

Our initial vehicle lineup currently includes our Lifestyle Vehicle, with multiple use case variants and trim levels, including a delivery variant, our Multi-Purpose Delivery Vehicle (“MPDV”), and our Pickup. This vehicle lineup positions us well to meet demands in multiple target markets for the benefit of a wide array of potential customers.

All our vehicles are expected to offer competitive performance capabilities paired with class-leading cargo and passenger volume on a small footprint. Our vehicle architecture and design philosophy is aimed at driving productivity and returning capital to our customers. Each vehicle has been developed to be modular and customizable to enhance the long term value of the vehicles. In addition, we are developing a software ecosystem, which aims to deliver a one-stop customer experience with direct access to vehicle telematics and control of key functionality. We also envision the Canoo app having functionality to schedule mobile services and provide instant quotes for insurance, financing, and valuation via direct integration with third-party providers.

Recent Developments

We continue to make progress towards the development and launch of our initial slate of vehicles. After having completed over 500,000 testing miles, the team has now moved fully into Gamma development on the Lifestyle Vehicle, continuing our progress towards an expected start of production in 2022. Development also continues on the MPDV and Pickup.

In prior updates, we announced the selection of Oklahoma as the location for our owned U.S. mega microfactory manufacturing facility. We have recently expanded this partnership to include Arkansas and additional locations in Oklahoma. Our Arkansas sites will include a new corporate headquarter for the Company, an advanced industrialization production facility and a research and development center. The expansion in Oklahoma is expected to feature a new research and development center, software development center and customer support and finance center. In our owned production facilities, we expect to produce certain variants of the Lifestyle Vehicle for the US market, as well as the MPDV and Pickup, when those vehicles are launched to the market.

In October 2021, we entered into a Sales Agreement with Panasonic for the supply of lithium-ion battery cells. Panasonic has a proven track record as a world-class battery supplier with billions of cells on the road today, and this partnership is expected to help us to meet production timelines and deliver strong safety and durability performance in our vehicles.

Comparability of Financial Information

Our results of operations and statements of assets and liabilities may not be comparable to historical results as a result of the Business Combination, which was completed late in the fourth quarter of 2020.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below.

Successful Commercialization Our EVs

We expect to derive future revenue from our first vehicle offerings, which are not expected to launch until late 2022 or after. In order to reach commercialization, we must purchase and integrate related property and equipment, as well as achieve several research and development milestones.

We expect that both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	commercialize our EVs;
●	invest in manufacturing capacity, via both our own owned facilities and contract manufacturing;
●	continue to invest in our technology, research and development efforts;
●	increase our investment in marketing, advertising, sales and distribution infrastructure for our EVs and services;
●	obtain, maintain and improve our operational, financial and management information systems;
●	hire additional personnel;
●	obtain, maintain, expand and protect our intellectual property portfolio; and

●	continue to operate as a public company.

As a result, we will require substantial additional capital to develop our EVs and services and fund our operations for the foreseeable future. We will also require capital to identify and commit resources to investigate new areas of demand. Until we can generate sufficient revenue from vehicle sales, we expect to primarily finance our operations through commercialization and production with proceeds from the Business Combination, including the proceeds from the PIPE financing that took place concurrently with the Business Combination, and, as needed, secondary public equity offerings or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our research and development efforts and our ability to successfully manage and control costs.

COVID-19 Impact

COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act was enacted to, among other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic.

As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on our business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s further impact on the U.S. and global economies (including on supply chain and inflation) and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic, including rollout of,  acceptance of, and effectiveness of vaccines, as well as emergence of virus variants.

The measures taken to control the spread of the virus have adversely impacted our employees’ ability to collaborate in a discipline that requires a high degree of collaborative work. Our operations have had to change and adapt to meet these new demands. The operations of our suppliers, vendors and business partners have also been impacted. Various aspects of our business cannot be conducted remotely, including the testing and manufacturing of our EVs. Further, as a growing company, the ability for us to hire, onboard and train new employees has been impacted and has required us to evaluate areas of our business that will not result in the best use of our human capital for long-term growth. The spread of COVID-19 has also caused us and many of our contractors and service providers to modify our business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in testing activities, meetings, events and conferences), and collectively with our contractors and service providers, we have been and may further be required to take actions as required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

With the expansion of vaccination efforts in the United States and elsewhere, a majority of governmental restrictions have loosened, and businesses are resuming more normal operations. However, while the pandemic continues, if significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time. Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, we may be subject to future impairment losses related to long-lived assets as well as changes to valuations.

Key Components of Statements of Operations

Basis of Presentation

Currently, we conduct business through one operating segment. We are an early stage-growth company with no commercial operations, and our activities to date have been limited and are conducted in the United States. For more information about our basis of presentation, refer to Note 2 of the notes to our accompanying financial statements for the three and nine months ended September 30, 2021 and 2020.

Research and Development Expenses, excluding Depreciation

Research and development expenses, excluding depreciation consist of salaries, employee benefits and expenses for design and engineering personnel, stock-based compensation, as well as materials and supplies used in research and development activities. In addition, research and development expenses include fees for consulting and engineering services from third party vendors.

Selling, General and Administrative Expenses, excluding Depreciation

The principal components of our selling, general and administrative expenses are salaries, wages, benefits and bonuses paid to our employees; stock-based compensation; travel and other business expenses; professional services fees (including legal, audit and tax); and ordinary day-to-day business expenses.

Depreciation Expense

Depreciation is provided on property and equipment over the estimated useful lives on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the loss from operations. No depreciation expense is allocated to research and development, cost of revenue and selling, general and administrative expenses.

Interest Expense

Interest expense consists primarily of interest expenses and debt discount amortization.

Results of Operations

Comparison of the three and nine months ended September 30, 2021 and 2020

The following table sets forth our historical operating results for the periods indicated:

	Three months ended				Nine months ended
	September 30,		$	%	September 30,		$	%
(in thousands)	2021	2020	Change	Change	2021	2020	Change	Change
Revenue	$—	$2,550	$(2,550)	(100.0)%	$-	$2,550	$(2,550)	(100.0)%
Costs and operating expenses
Cost of revenue, excluding depreciation	—	670	(670)	(100.0)%	-	670	(670)	(100.0)%
Research and development expenses, excluding depreciation	59,387	18,923	40,464	213.8%	158,033	52,858	105,175	199.0%
Selling, general and administrative expenses, excluding depreciation	45,510	8,405	37,105	441.5%	144,072	15,897	128,175	806.3%
Depreciation	2,109	1,738	371	21.3%	6,317	5,179	1,138	22.0%
Total costs and operating expenses	107,006	29,736	77,270	259.9%	308,422	74,604	233,818	313.4%
Loss from operations	(107,006)	(27,186)	(79,820)	293.6%	(308,422)	(72,054)	(236,368)	328.0%
Interest income (expense)	33	(1,094)	1,127	(103.0)%	79	(10,465)	10,544	(100.8)%
Gain on extinguishment of debt	—	5,045	(5,045)	(100.0)%	-	5,045	(5,045)	(100.0)%
Gain on fair value change in contingent earnout shares liability	25,764	—	25,764	NM	101,166	-	101,166	NM
Loss on fair value change in private placement warrants liability	—	—	—	NM	(1,639)	-	(1,639)	NM
Other income (expense), net	334	(155)	489	(315.5)%	160	(47)	207	(440.4)%
Loss before income taxes	(80,875)	(23,390)	(57,485)	245.8%	(208,656)	(77,521)	(131,135)	169.2%
(Provision for) income taxes	—	—	—	NM	-	-	-	NM
Net loss and comprehensive loss	$(80,875)	$(23,390)	$(57,485)	245.8%	$(208,656)	$(77,521)	$(131,135)	169.2%

“NM” means not meaningful

Revenue and Cost of Revenue, excluding Depreciation

During the three and nine months ended September 30, 2020, revenue was derived from the provision of consulting services. Cost of revenue, excluding depreciation, includes materials, labor, and other direct costs related to the provision of engineering, development, and design consulting services. The total revenue was $2.6 million and related cost of revenue was $0.7 million for the three and nine months ended September 30, 2020.

During the three and nine months ended September 30, 2021, there was no revenue generated since the Company is an early stage growth company in the pre-commercialization stage of development.

Research and Development Expenses, excluding Depreciation

Research and development expenses increased by $40.5 million, or 213.8%, to $59.4 million in the three months ended September 30, 2021, compared to $18.9 million the three months ended September 30, 2020. The increase was primarily due to increases in research and development costs of $22.4 million, salary and related benefits expense of $12.8 million, and stock-based compensation expense of $5.6 million, respectively. The increase in research and development costs primarily related to expenditures for the Gamma stage engineering design and development costs incurred during the three months ended September 30, 2021.

Research and development expenses increased by $105.1 million, or 199.0%, to $158.0 million in the nine months ended September 30, 2021, compared to $52.9 million in the nine months ended September 30, 2020. The increase was primarily due to increases in research and development costs of $54.0 million, salary and related benefits expense of$25.0 million, and stock-based compensation expense of $21.9 million, respectively. The increase in research and development costs primarily relates to our expenditures for the Gamma stage engineering design and development costs incurred during the nine months ended September 30, 2021.

The increase in stock-based compensation expenses of $5.6 million and $21.9 million during the three and nine months ended September 30, 2021, respectively, was primarily driven by the recognition of stock compensation expense related to issuance of awards to employees and board of directors along with the modification of certain performance restricted stock awards to become time-based vesting with a merger trigger, which was satisfied on December 21, 2020. See further discussion on the restricted stock awards in Note 12 of the notes to our accompanying financial statements.

Salary and related benefits expenses increased $12.8 million, from $11.0 million during the three months ended September 30, 2020 to $23.8 million during the three months ended September 30, 2021. Salary and related benefits increased $25.0 million from $33.9 million during the nine months ended September 30, 2020 to $58.9 million during the nine months ended September 30, 2021. These increases are primarily due to continued investment in personnel and contract employees to drive and reach our research and development goals.

We expect to continue to see an overall increase in research and development expenses to support our growth and initiatives related to the Lifestyle Vehicle, Multi-Purpose Delivery Vehicles, and Pickup which are expected to launch as early as 2022 and 2023.

Selling, General and Administrative Expenses, excluding Depreciation

Selling, general and administrative expenses increased by $37.1 million, or 441.5%, to $45.5 million in the three months ended September 30, 2021, compared to $8.4 million in the three months ended September 30, 2020.  The increase was primarily due to increases of $13.0 million in professional fees, $13.2 million in stock-based compensation expenses, $7.2 million in salary and related benefits, and $2.6 million in occupancy costs. Other factors affecting selling, general and administrative expenses were individually immaterial.

Selling, general and administrative expenses increased by $128.2 million, or 806.3%, to $144.1 million in the nine months ended September 30, 2021, compared to $15.9 million in the nine months ended September 30, 2020. The increase was primarily due to increases of $66.8 million in stock-based compensation expenses, $29.1 million in professional fees, $11.9 million in salary and related benefits, $8.5 million in occupancy costs, and $5.9 million in marketing spend. Other factors affecting selling, general and administrative expenses were individually immaterial.

The increase in stock-based compensation expenses of $13.2 million and $66.8 million for the three and nine months ended September 30, 2021, respectively, was primarily driven by certain awards granted during the periods subject to time-based vesting. The remaining increase was primarily driven by the continued recognition of stock compensation expense, resulting from the modification of certain performance restricted stock awards to become time-based vesting with a merger trigger, which was satisfied on December 21, 2020. See further discussion on the restricted stock awards in Note 12 of the notes to our accompanying financial statements. Other factors affecting stock-based compensation expenses were individually immaterial.

Professional fees increased by $13.0 million and $29.1 million during the three and nine months ended September 30, 2021, respectively, primarily due to activities related to business development, legal fees, and consulting fees.

Salary and related benefits expenses increased $7.2 million to $9.3 million in the three months ended September 30, 2021, compared to $2.1 million in the three months ended September 30, 2020. Salary and related benefits expenses increased $11.9 million to $18.7 million in the three months ended September 30, 2021, compared to $6.8 million in the three months ended September 30, 2020. These increases were due primarily to investment in personnel to support our growth and achieve start of production in late 2022.

We expect to continue to see an overall increase in selling, general and administrative expenses to support our growth and initiatives related to the Lifestyle Vehicle, Multi-Purpose Delivery Vehicles, and Pickup which are expected to launch as early as 2022 and 2023.

Interest Expense

Interest expense decreased by $1.1 million and $10.5 million in the three and nine months ended September 30, 2021, respectively. The decrease was primarily due to interest expense incurred and the amortization of debt discount on related party convertible notes that were repaid in connection with the Business Combination.

Gain on Fair Value Change in Contingent Earnout Shares Liability

The Company has a contingent obligation to issue 15.0 million shares of its common stock to certain stockholders and employees (the "Earnout Shares"). We recognized a non-cash gain on fair value change in contingent Earnout Shares liability of $25.8 million and $101.2 million in the three and nine months ended September 30, 2021, respectively, which was a result of the periodic remeasurement of the fair value of our contingent Earnout Shares liability. See further discussion on the contingent Earnout Shares liability in Note 11 of the notes to our accompanying financial statements.

Gain on Extinguishment of Debt

The Company recognized a gain on extinguishment of debt of $5.0 million in the three and nine months ended September 30, 2020 which was a result of the conversion of all of the Company’s outstanding convertible notes on August 16, 2020.

Loss on Fair Value Change of Private Placement Warrants Liability

We recognized a non-cash loss on fair value change of private placement warrants liability of $1.6 million in the nine months ended September 30, 2021, which was a result of the periodic remeasurement of the fair value of our private placement warrants liability. See further discussion on the private placement warrants liability in Note 13 of the notes to our accompanying financial statements.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

EBITDA and Adjusted EBITDA

“EBITDA” is defined as net loss before interest expense, income tax expense or benefit, and depreciation and amortization. “Adjusted EBITDA” is defined as EBITDA adjusted for stock-based compensation, restructuring charges, asset impairments, and other costs associated with exit and disposal activities, acquisition and related costs, changes to the fair value of contingent earnout shares liability, and any other one-time non-recurring transaction amounts impacting the statement of operations during the year. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe Adjusted EBITDA, when combined with net loss, and EBITDA, are beneficial to an investor’s complete understanding of our operating performance. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA and Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We manage our business utilizing EBITDA and Adjusted EBITDA as supplemental performance measures.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020, respectively:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2021	2020	2021	2020
Net loss	$(80,875)	$(23,390)	$(208,656)	$(77,521)
Interest (income) expense	(33)	1,094	(79)	10,465
Provision for income taxes	—	—	—	—
Depreciation	2,109	1,738	6,317	5,179
EBITDA	(78,799)	(20,558)	(202,418)	(61,877)
Adjustments:
Gain on fair value change in contingent earnout shares liability	(25,764)	—	(101,166)	—
Loss on fair value change in private placement warrants liability	—	—	1,639	—
Other (income) expense, net	(334)	155	(160)	47
Stock-based compensation	19,098	319	89,758	1,059
Adjusted EBITDA	$(85,799)	$(20,084)	$(212,347)	$(60,771)

Liquidity and Capital Resources

As of September 30, 2021, our principal source of liquidity was our cash balance in the amount of $414.9 million, which was primarily invested in money market funds that consist of liquid debt securities issued by the U.S. government.

As an early stage growth company in the pre-commercialization stage of development, the net losses and comprehensive losses we have incurred since inception are consistent with our strategy and budget. We will continue to incur net losses and comprehensive losses in accordance with our operating plan as we continue to expand our research and development activities to complete the development of our Multi-Purpose Platform and EVs, establish our go-to-market model and scale our operations to meet anticipated demand. We expect that both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	commercialize our EVs;
●	continue to invest in our technology, research and development efforts;
●	increase our investment in marketing, advertising, sales and distribution infrastructure for our EVs and services;
●	obtain, maintain and improve our operational, financial and management information systems;
●	hire additional personnel;
●	obtain, maintain, expand and protect our intellectual property portfolio; and
●	continue to operate as a public company.

As an early stage growth company adjusting to the long-term implications of the COVID-19 pandemic, our ability to access capital is critical. Management plans to raise additional capital through a combination of debt financing, other non-dilutive financing and/or equity financing. Additional financing may not be available on favorable terms or at all and equity financing could be dilutive to current stockholders. Debt financing and other non-dilutive financing, if available, may involve restrictive covenants and dilutive financing instruments.  Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we will not be able to expand our operations beyond bringing the lifestyle vehicle to the point of production, and we could be required to delay, scale back, or abandon some or all of our development programs and other operations, which could materially harm our business, financial condition and results of operations.

The accompanying condensed consolidated financial statements have been prepared by management assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  As of the date of this report, our existing cash resources are sufficient to support planned operations, which comprise bringing our lifestyle vehicle to the point of production, for the next 12 months. As a result, management believes that our existing financial resources are sufficient to continue operating activities for at least one year past the issuance date of the financial statements.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows (in thousands):

	For the Nine Months Ended
	September 30,
Consolidated Cash Flow Statements Data:	2021	2020
Net cash used in operating activities	$(180,621)	$(65,091)
Net cash used in investing activities	(100,110)	(1,209)
Net cash (used in) provided by financing activities	(5,377)	186,129

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development as well as selling, general, and administrative activities. Our operating cash flow is also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities was $180.6 million for the nine months ended September 30, 2021. Our cash outflow from operating activities primarily consist of payments related to our research and development and selling, general and administration expenses. Total expenditure as it relates to research and development excluding depreciation was $158.0 million during the nine months ended September 30, 2021, of which $22.6 million related to stock-compensation expenses. We also incurred selling, general and administration expenses of $144.1 million for the nine months ended September 30, 2021, of which $67.1 million related to stock-compensation expenses during the nine months ended September 30, 2021. The expenses include salaries and benefits paid to employees as primarily all salaries and benefits were paid in cash during the nine months ended September 30, 2021.

Net cash used in operating activities was $65.1 million for the nine months ended September 30, 2020. Our cash outflow from operating activities primarily consist of payments related to our research and development and selling, general and administration expenses. The total expenditure as it relates to research and development excluding depreciation was $52.9 million during the nine months ended September 30, 2020, of which $0.7 million related to stock-compensation expenses during the nine months ended September 30, 2020. We also incurred selling, general and administration expenses of $15.9 million for the nine months ended September 30, 2020, of which $0.4 million related to stock-compensation expenses during the period. Primarily all of research and development and selling, general and administrative expenses were paid in cash.  The expenses include salaries and benefits paid to employees as primarily all salaries and benefits were paid in cash during the nine months ended September 30, 2020.

Cash Flows from Investing Activities

We continue to experience negative cash flows from investing activities as we expand our business and continue to build our infrastructure. Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities was approximately $100.1 million for the nine months ended September 30, 2021 which primarily consisted of purchases of production tooling as well as machinery and equipment to support future manufacturing activities.

Net cash used in investing activities was $1.2 million for the nine months ended September 30, 2020, which primarily consisted of purchases of machinery and equipment, computer hardware and software and leasehold improvements.

Cash Flows from Financing Activities

Net cash used in financing activities was $5.4 million for the nine months ended September 30, 2021, which was primarily due to a $6.9 million repayment of the Company’s PPP loan and $5.3 million in payments for offering costs, offset by proceeds of $6.9 million resulting from the exercise of public warrants.

Net cash provided by financing activities was $186.1 million for the nine months ended September 30, 2020, which was primarily due to the proceeds from convertible debt and derivative liability as well as the loan advance.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our condensed consolidated financial statements (unaudited) have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 10-K for the year ended December 31, 2020. For a discussion of our critical accounting policies and estimates, see the section titled “Critical Accounting Policies and Estimates” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations, each included in our Annual Report on Form 10-K.”

Emerging Growth Company and Smaller Reporting Company Status

We currently qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as amended, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards and certain other exemptions and reduced reporting requirements provided by the JOBS Act. Accordingly, we have not been required to provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Based on the Company’s aggregate worldwide market value of voting and non-voting common equity held by non-affiliates as of June 30, 2021, the Company will become a “large accelerated filer” and lose emerging growth company status beginning with its Annual Report on Form 10-K for the year ending December 31, 2021. Therefore, our independent registered public accounting firm will be required to provide the attestation report on our system of internal control over financial reporting in such Annual Report.

We currently qualify as a “smaller reporting company” as defined in the Exchange Act. As a result of becoming a “large accelerated filer”, we will no longer be a smaller reporting company even if our annual revenue is less than $100.0 million for the year ending December 31, 2021. As a result, starting with our first quarterly report in 2022, we will no longer be eligible to rely on the scaled disclosure exemptions applicable to smaller reporting companies.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term “disclosure controls and procedures”, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Because there are inherent limitations in all control systems, a control system, no matter how well conceived and operated, can provide only reasonable, as opposed to absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

While we have made meaningful progress on strengthening our internal controls relative to the previously identified material weaknesses, those material weaknesses have not yet been fully remediated. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective, at the reasonable assurance level, as of the end of the period covered by this Quarterly Report on Form 10-Q, as a result of the ongoing remediation associated with the material weaknesses both discussed below and identified in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.

The Company has taken the following remediation actions to date in relation to the previously identified material weaknesses described under Part II, Item 9A, “Disclosure Controls and Procedures,” of our Annual Report on Form 10-K and Part I, Item 4, “Controls and Procedures,” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021:

a.Hired experienced executives and personnel within our accounting and IT functions to strengthen the Company's expertise in financial close, technical accounting and reporting and IT capabilities;
b.Hired experienced personnel to enhance and operate our internal control program and execute related remediation efforts, including co-sourcing our internal audit function to an experienced, nationally recognized Big Four public accounting firm;
c.Implemented a formal financial reporting risk assessment with the assistance of third-party specialists;

d.Designed and implemented additional internal reporting processes and controls, including those intended to add rigor to our financial close processes;
e.Designed and implemented controls as it relates to segregation of duties, user access rights and privileges and change management;
f.Designed and implemented controls over account reconciliations and review of journal entries;
g.Engaged third-party assistance by an experienced, nationally recognized Big Four accounting firm to aid in our evaluation of the accounting for complex transactions as they arise; and
h.	Designed and began execution of a comprehensive management testing program covering all key controls that were implemented to support to our remediation efforts.

We will not be able to conclude whether the material weaknesses have been remediated until sufficient time has elapsed to provide evidence that the newly designed and implemented or enhanced controls are operating effectively and operating effectiveness has been validated through completion of our management testing program.

Changes in Internal Control over Financial Reporting

During the second quarter of 2021, we implemented a new employee stock plan administration system. Accordingly, we are modifying the design and documentation of certain processes and internal controls related to the system implementation. We do not believe that the system implementation is likely to materially affect our internal control over financial reporting.

Other than as discussed above, there were no changes in our internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

For a description of any material pending legal proceedings, please see Note 8, Commitments and Contingencies, of the notes to the condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Item 1A. Risk Factors

Except as stated below, there have been no material changes to our risk factors as previously disclosed in our Annual Report on Form 10-K. Any of the risk factors included in the Annual Report on Form 10-K or enumerated below could result in a significant or material adverse effect on our results of operations, financial condition or cash flows. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations. We may disclose changes to such risk factors or disclose additional risk factors from time to time in our future filings with the SEC.

Risks Related to our Production Processes and Supply Chain

We may not be able to realize the non-dilutive financial incentives offered by the States of Oklahoma and Arkansas where we will develop our own manufacturing facilities. Developing our own manufacturing facilities for production of our EVs could increase our capital expenditures and delay or inhibit production of our EVs.

In June 2021, we finalized the selection of the State of Oklahoma as the location for our U.S. mega microfactory (among other facilities) to execute Phase 2 of production of our EVs, and in November 2021, we finalized the selection of the State of Arkansas as the location for an advanced industrialization facility (among other facilities), which is expected to support our initial production of EVs starting in 2022. As part of the negotiations with the State of Oklahoma and the State of Arkansas, the States have offered non-dilutive financial incentives to support our facilities, which we expect could be realized through a period of time based upon the achievement of certain milestones.

Our agreements with the States of Arkansas and Oklahoma are preliminary and there is no assurance that we will be able to enter into definitive agreements reflecting the non-dilutive financial incentives we have been offered. There is also no guarantee that if we are able to enter into definitive agreements, we will be able to achieve the milestones or other requirements established by the States of Arkansas and Oklahoma to realize the full value of the financial incentives. Other factors beyond our control, could also impact the ability of the States to materialize such incentives. As a result, there is no guarantee that we will realize the non-dilutive incentives offered to us.

In addition, there can be no assurance that we will be able to establish our own production facilities in the State of Arkansas or the State of Oklahoma within the planned timelines, or at all. The expense and time required to complete development of such facilities and to assure that EVs manufactured at such facilities comply with our quality standards and regulatory requirements could be greater than currently anticipated. Developing our own manufacturing and production facilities could increase our capital expenditures and could delay production of our EVs. If we are unable to complete development of our facilities in accordance with our anticipated timelines, we may be unable to produce and deliver our EVs to the market within our planned timelines.

Our manufacturing facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the recent COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our EVs for some period of time. The inability to manufacture our EVs or the backlog that could develop if our manufacturing facilities are inoperable for even a short period of time may result in the loss of customers or harm our reputation.

Risks Related to Technology, Data and Privacy-Related Matters

Our partners and third-party vendors, including our selected outsourced manufacturing partner, are subject to cybersecurity and other production risks, which could harm our competitive advantage or cause delays in the production of our vehicles.

The parent company of our selected outsourced manufacturing partner, VDL Nedcar B.V. (“VDL Nedcar”), was the subject of a large-scale cybersecurity attack on October 7, 2021, which disabled computers and servers and resulted in the shutdown of a large part of its operations, some of which have only resumed recently. Because the investigation as to the background and consequences of the attack remain ongoing, we have not yet been able to determine if the proprietary information and intellectual property we have shared with VDL Nedcar in anticipation of entering into definitive agreements, was accessed, compromised or misappropriated in the incident. If the perpetrators of the attack obtained access to our proprietary information and intellectual property, our competitive advantage could be seriously harmed. Loss of our competitive advantage could adversely affect our business, prospects, financial condition and operating results.

If our selected outsourced manufacturing partner suffers disruptions, delays or capacity constraints as a result of cybersecurity attacks or otherwise, and is unable to manufacture EVs at scale that meet our specifications and timeline, or if we are not able to enter into long-term definitive agreements with our selected outsourced manufacturing partner, we may need to accelerate our plans with respect to the development of our own manufacturing facilities or find other alternatives, including securing a different outsourced manufacturer. Pursuing these alternatives could cause significant delays in the production of our vehicles and cause us to incur additional costs. Delays and additional costs could have a material adverse effect on our business, prospects, financial condition and operating results.

Risks Related to Environmental, Regulatory and Tax Matters

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.

We are, and may in the future become, subject to various litigations, other claims, suits, regulatory actions and government investigations and inquiries. See the description of certain current legal proceedings described under Note 8, Commitments and Contingencies, of the notes to the condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

In addition, from time to time, we may be involved in other legal proceedings arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business or result of operations.

The results of the current legal proceedings and any future legal proceedings cannot be predicted with certainty and adverse judgments or settlements in some or all of these legal proceedings may result in materially adverse monetary damages or injunctive relief against us. Any such payments or settlement arrangements in current or future litigation, could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs’ claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management’s attention and resources, which could have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our common stock. In addition, such legal proceedings may make it more difficult to finance our operations.

General Risk Factors

We currently qualify as an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act; however, we will cease to qualify as an “emerging growth company” beginning with our Annual Report on Form 10-K for the year ending December 31, 2021, and at such time, will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We currently qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as amended, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards and certain other exemptions and reduced reporting requirements provided by the JOBS Act. Accordingly, we have not been required to provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Based on the Company’s aggregate worldwide market value of voting and non-voting common equity held by non-affiliates as of June 30, 2021, the Company expects that it will become a “large accelerated filer” and lose emerging growth company status beginning with its Annual Report on Form 10-K for the year ending December 31, 2021. Therefore, our independent registered public accounting firm will be required to provide the attestation report on our system of internal control over financial reporting in such Annual Report. If we are unable to assert that our internal control over financial reporting is effective, as a result of not having remediated the material weaknesses described herein, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or expresses an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets or other sources of funds and our stock price may be adversely affected.

We currently qualify as a “smaller reporting company” as defined in the Exchange Act. As a result of becoming a “large accelerated filer”, we will no longer be a smaller reporting company even if our annual revenue is less than $100.0 million for the year ending December 31, 2021. However, we will continue to be able to take advantage of certain of the scaled disclosures available to smaller reporting companies in our Annual Report on Form 10-K for the year ending December 31, 2021 and our 2022 proxy statement. These scaled disclosures include presenting only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and reduced disclosure obligations regarding executive compensation in our proxy statement. This may make comparison of our disclosures with another public company, which is not a smaller reporting company, difficult because of the differences in the extent of such disclosure.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below provides information with respect to recent repurchases of unvested shares of our common stock:

			Total Number of	Maximum Number
			Shares Purchased as	of Shares that May
	Total Number of		part of Publicly	Yet Be Purchased
	Shares Purchased	Average Price	Announced Plans or	Under the Plans or
Period	(1)	Paid per Share	Programs	Programs
July 1 - July 31, 2021	125,761	$0.01	—	—
August 1 - August 31, 2021	62,191	$0.01	—	—
September 1 - September 30, 2021	102,562	$0.01	—	—

(1)	Certain of our shares of common stock held by employees and service providers are subject to vesting. Unvested shares are subject to a right of repurchase by us in the event the holder of such shares is no longer employed by or providing services for us. All shares in the above table were shares repurchased as a result of our exercising this right and not pursuant to a publicly announced plan or program.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers (Item 5.01)

On November 13, 2021, the Company executed a modification to the employment terms of Renato Giger, the Company’s Interim Chief Financial Officer, pursuant to which Mr. Giger’s base salary was adjusted to $12,000 per month, effective November 16, 2021. All other terms of Mr. Giger’s employment and compensation remain unchanged.

Corrected Financial Information

The following tables showing the correction of prior period amounts should be read in conjunction with Note 3 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q. This correction affected our consolidated balance sheet, consolidated statement of operations, consolidated statement of redeemable convertible preference shares and stockholders’ (deficit) equity and consolidated statement of cash flows for year ended December 31, 2020.

This correction was not material to any of our previously issued financial statements. The following tables show the affected line items within the consolidated financial statements (in thousands):

	As of December 31, 2020
	As Previously	Warrants
	Reported	adjustments	As Restated
Consolidated Balance Sheet
Private placement warrants liability	$—	$6,613	$6,613
Total liabilities	181,615	6,613	188,228

Stockholders' equity (deficit)
Additional paid in capital	920,324	(9,745)	910,579
Accumulated deficit	(348,493)	3,132	(345,361)
Total stockholders' equity (deficit)	571,855	(6,613)	565,242

	For the year ended December 31, 2020
	As Previously	Warrants
	Reported	adjustments	As Corrected
Consolidated Statement of Operations
Other (expense) income
Gain (loss) on fair value change in private placement warrants liability	$—	$3,132	$3,132
Loss before income taxes	(89,816)	3,132	(86,684)
Net loss and comprehensive loss	(89,818)	3,132	(86,686)
Net loss per share, basic and diluted	(0.81)	0.03	(0.78)

Other than changes made to reflect the impact of the recognition of the fair value of the private placement warrants liability at the Closing Date to additional paid-in capital and the subsequent remeasurement of the fair value of the warrant liability at December 31, 2020 to accumulated deficit, there have been no changes to the Consolidated Statement of Redeemable Convertible Preference Shares and Stockholders’ (Deficit) Equity (in thousands).

	For the year ended December 31, 2020
	As Previously	Warrants
	Reported	adjustments	As Corrected
Consolidated Statement of Redeemable Convertible Preference Shares and Stockholders' (Deficit) Equity
Additional paid-in Capital	$920,324	$(9,745)	$910,579
Accumulated Deficit	(348,493)	3,132	(345,361)
Net loss and comprehensive loss	(89,818)	3,132	(86,686)
Total stockholders' (deficit) equity	571,855	(6,613)	565,242

	For the year ended December 31, 2020
	As Previously	Warrants
	Reported	adjustments	As Corrected
Consolidated Statement of Cash Flows
Cash flows from operating activities
Net loss	$(89,818)	$3,132	$(86,686)
Gain on fair value change in private placement warrants liability	—	(3,132)	(3,132)
Supplemental non-cash investing and financing activities
Recognition of private placement warrants liability	—	9,745	9,745

Item 6. Exhibits

Exhibit No.	Description
3.1

Second Amended and Restated Certificate of Incorporation of the Company, dated December 21, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2020).

3.2	Amended and Restated Bylaws of the Company, dated December 21, 2020 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2020).
10.1

Offer Letter, dated July 22, 2021, by and between Canoo Technologies Inc. and Josette Sheeran (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 26, 2021).

10.2	Amendment to Offer Letter, dated November 13, 2021, by and between Canoo Technologies Inc. and Renato Giger
31.1*

Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

31.2*

Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*     Filed herewith.

**   The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Quarterly Report on Form 10-Q are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Quarterly Report on Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, duly authorized.

Date: November 15, 2021

CANOO INC.

	By:	/s/ Tony Aquila
	Name:	Tony Aquila
	Title:	Executive Chairman and Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Renato Giger
	Name:	Renato Giger
	Title:	Senior Vice President, Interim Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tony Aquila, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Canoo Inc., a Delaware corporation (the “registrant”);
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 15, 2021	By:	/s/ Tony Aquila
Tony Aquila
Executive Chairman and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Renato Giger, certify that:

6.	I have reviewed this Quarterly Report on Form 10-Q of Canoo Inc., a Delaware corporation (the “registrant”);
7.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
8.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
9.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(e)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(f)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(g)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(h)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
10.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(c)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(d)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 15, 2021	By:	/s/ Renato Giger
Renato Giger
SVP, Interim Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Canoo Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 15, 2021	By:	/s/ Tony Aquila
Tony Aquila
Executive Chairman and Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Canoo Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 15, 2021	By:	/s/ Renato Giger
Renato Giger
SVP, Interim Chief Financial Officer (Principal Financial and Accounting Officer)